

SEC MAIL PROCESSING
RECEIVED
MAR - 9 2005
WASH, D.C. 218 SECTION

UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 2



05040669

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baypoint Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Broadway, Suite 201
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Notas (415) 248-2200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200 (Address) Walnut Creek (City) California (State) 94596 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING RECEIVED WASH, D.C. 152 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***



OATH OR AFFIRMATION

I, Bernard M. Notas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baypoint Trading, LLC, as of February 21, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

LUPITA MARIA GUTIERREZ
Commission # 1492288
Notary Public - California
San Francisco County
My Comm. Expires May 27, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SECTION
RECEIVED
PROCESSING
MAR - 3 2005
WASH, D.C.
213
SECTION

BAYPOINT TRADING, LLC

STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

BAYPOINT TRADING, LLC

CONTENTS

500 Ygnacio Valley Road
Walnut Creek, California 94596
925-946-1300/Fax 925-947-1700
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands


Rothstein, Kass & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Baypoint Trading, LLC

We have audited the accompanying statement of financial condition of Baypoint Trading, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baypoint Trading, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 15, 2005

BAYPOINT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalents	$	1,604,778
Receivables from clearing broker, including clearing deposits of $1,008,865		4,900,546
Equipment interest, net		378,750
Other assets		150,950
	$	7,035,024
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued commissions	$	2,382,132
Accrued floor brokerage, exchange and clearance fees		867,914
Accounts payable and other accrued expenses		156,256
Total liabilities		3,406,302
Member's equity		3,628,722
	$	7,035,024

See accompanying notes to statement of financial condition.

1. Nature of business

Baypoint Trading, LLC (the "Company") was organized in the State of Delaware in May 2002. The Company amended and restated its operating agreement as of May 2003. The Company is a wholly owned subsidiary of Condor Trading, LLC ("Condor") an investment holding company. The Company received approval to operate and conduct business as a broker-dealer in December 2002, and is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company commenced operations on February 10, 2003 focusing on serving professional money managers by assisting them with research information and trade execution. The Company has not conducted trading for its own account.

During the fourth quarter of 2003 the Company opened an Office of Supervisory Jurisdiction in New York. The Company entered into several independent contractor agreements with individuals, whereby the contractors would emulate the Company's operations in San Francisco.

During the second quarter of 2004 the Company also began servicing professional investment money managers by providing prime brokerage services. The Company also began offering electronic trade execution services for certain clients.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts maintained at banking institutions to be cash equivalents. The Company also maintains certain money market accounts at its clearing broker Goldman Sachs execution and clearing, L.P. ("GSEC"), formerly known as Spear, Leeds & Kellogg ("SLK") to satisfy its required clearing deposits.

Equipment

Equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	**Estimated Useful Life**	**Principal Method**
Equipment interest	5 years	Straight-line

Soft Dollar Agreements

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the SEC Act of 1934, as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by agreement.

Income Taxes

The Company does not record a provision for income taxes because the member reports its share of the Company's income or loss on its own individual income tax return.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates, but would generally not be material.

3. Equipment interest

Details of equipment at December 31, 2004 are as follows:

Hawker 400XP Jet Interest	$	381,250
Less accumulated depreciation and amortization		2,500
	$	378,750

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital was approximately $3,047,000, which was approximately $2,800,000 in excess of its minimum requirement of $250,000.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts regularly. For the year ended December 31, 2004 the Company did not record any losses with respect to off-balance sheet items.

In addition, the receivables from the clearing broker are pursuant to these clearance agreements. At December 31, 2004, the Company's receivable from its clearing broker was $4,900,546, of which $1,008,865 is maintained as a clearing deposit and is held in a money market account at the clearing broker.

6. Concentration risk

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Contingencies

In 2003 the Company was named as a defendant in a Statement for Claim, filed with the NASD. The matter was under review in an NASD arbitration, where the Company had submitted various counterclaims. In August of 2004 the Company settled with the plaintiff. The past and future payments for the litigation settlement under the agreement are as follows:

August 27, 2004	$	100,000
July 13, 2005		150,000
July 13, 2006		250,000
Total payments	$	500,000

9. Related party transactions

Pursuant to a Services Agreement dated November 1, 2002, between the Company and Condor, the Company beginning in February 2003 is charged various operating expenses for the use of the furniture, equipment and leasehold improvements owned by Condor. For the year ended December 31, 2004, the Company remitted $370,198 related to these charges. Per the services agreement the Company also pays Condor a monthly management fee of $12,000 per month totaling $144,000 for the year ended December 31, 2004.

Pursuant to the Shared Sub-lease agreement executed by the Company and Condor, the Company pays rent for office space and equipment to a third-party lessor. The agreement requires each party to pay its pro-rata share of the costs based on usage. Rent expense under these agreements for the year ended December 31, 2004 was $84,727. The security deposit for the space in amount of $15,529 was paid and capitalized by Condor.

The Company's current sub-lease agreement expires June 30, 2005. The aggregate future lease payments for office space under the agreement are $46,589 for the six months ending June 30, 2005.

10. Subsequent events

From January 1, 2005 through February 15, 2005 the Company paid equity distributions of approximately $1,200,000.